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Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements (the "pro forma financial statements") have been prepared to illustrate the effect of the merger. Under the terms of the merger agreement, at the effective time of the merger, each share of MPG common stock (other than MPG excluded shares) will be converted into the right to receive (a) $13.50 in cash, without interest, and (b) 0.5 of a share of AAM common stock.

        The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of income (the "pro forma statement of income"), expected to have a continuing impact on the combined results of AAM and MPG. Although AAM and MPG have entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 (the "pro forma balance sheet") is based on the individual historical audited consolidated balance sheets of AAM and MPG as of December 31, 2016, and has been prepared to reflect the merger as if it occurred on December 31, 2016. The pro forma statement of income for the year ended December 31, 2016 combines the historical results of income of AAM and MPG, giving effect to the merger as if it occurred on January 1, 2016. The pro forma balance sheet as of December 31, 2016, as well as the pro forma statement of income for the year ended December 31, 2016, also give effect to AAM's anticipated incurrence of new indebtedness to be used, in part, to fund the cash consideration payable in connection with the merger, related fees and expenses, and refinance certain existing indebtedness of MPG.

        The pro forma statement of income does not reflect future events that may occur after the closing of the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies, and certain one-time charges AAM expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of AAM and MPG.

        The pro forma financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial statements, AAM adjusted MPG's assets and liabilities to their estimated fair values. AAM has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the MPG assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform MPG's accounting policies to AAM's accounting policies. A final determination of the fair value of MPG's assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of MPG that exist as of the date of completion of the merger. Additionally, the value of the stock consideration will be determined based on the trading price of shares of AAM common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying pro forma financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the automotive supplier industry, AAM's historical experience, data that was available through the public domain and AAM's due diligence review of MPG's business. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon the completion of the merger, valuation work will be performed and any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of income until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying pro forma financial statements.

        The pro forma financial statements should be read in conjunction with:

  •
  the accompanying notes beginning on page 5.

  •
  AAM's audited consolidated financial statements and accompanying notes for the year ended December 31, 2016; and

  •
  MPG's audited consolidated financial statements and accompanying notes for the year ended December 31, 2016.

 American Axle & Manufacturing Holdings, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2016

	Historical
			Effect of Reclassification		Adjusted MPG	Acquisition Adjustments		Pro Forma Condensed Combined
(in millions)	AAM	MPG
Assets
Cash and cash equivalents	$481.2	$209.7	$—		$209.7	$(162.7)	A1	$528.2
Accounts receivable, net	560.0	349.4	12.4	R1	361.8	(15.4)	A2	906.4
Inventories, net	219.5	168.4	—		168.4	20.2	A3	408.1
Prepaid expenses and other	75.8	—	51.8	R2	51.8	—		127.6
Prepaid expenses	—	11.5	(11.5)	R3	—	—		—
Other assets	—	52.7	(52.7)	R3	—	—		—

Total current assets	1,336.5	791.7	—		791.7	(157.9)		1,970.3
Property, plant and equipment, net	1,093.7	831.6	—		831.6	62.4	A4	1,987.7
Deferred income taxes	356.4	7.4	—		7.4	25.7	A8	389.5
Goodwill	154.0	907.7	—		907.7	492.8	A5	1,554.5
Amortizable intangible assets	—	639.1	—		639.1	738.4	A6	1,377.5
GM postretirement cost sharing asset	236.1	—	—		—	—		236.1
Other assets and deferred charges	271.4	13.0	—		13.0	—		284.4

Total assets	$3,448.1	$3,190.5	$—		$3,190.5	$1,161.4		$7,800.0

Liabilities and Stockholders' Equity
Current portion of long-term debt	$3.3	$13.2	$1.0	R4	$14.2	$(14.2)	A7	$3.3
Short-term debt	—	1.0	(1.0)	R4	—	—		—
Accounts payable	382.3	260.5	—		260.5	(15.4)	A2	627.4
Accrued compensation and benefits	139.3	49.6	6.4	R5	56.0	—		195.3
Deferred revenue	24.6	—	—		—	—		24.6
Accrued expenses and other	102.0	77.1	(6.4)	R5	70.7	(18.5)	A11	154.2

Total current liabilities	651.5	401.4	—		401.4	(48.1)		1,004.8
Long-term debt, net	1,400.9	1,809.2	22.7	R6	1,831.9	950.9	A7	4,183.7
Capital lease obligations, less current maturities	—	22.7	(22.7)	R6	—	—		—
Deferred revenue	70.8	—	—		—	—		70.8
Deferred income taxes	15.0	223.7	—		223.7	287.4	A8	526.1
Postretirement benefits and other long-term liabilities	779.9	54.3	—		54.3	—		834.2

Total liabilities	2,918.1	2,511.3	—		2,511.3	1,190.2		6,619.6
Stockholders' Equity
Common stock, par value	0.9	0.1	—		0.1	0.2	A9	1.2
Paid-in capital	660.1	880.7	—		880.7	(188.2)	A10	1,352.6
Retained earnings (deficit)	449.7	(92.0)	—		(92.0)	46.2	A11	403.9
Treasury stock at cost	(191.1)	(29.5)	—		(29.5)	29.5	A12	(191.1)
Accumulated other comprehensive loss	(389.6)	(83.5)	—		(83.5)	83.5	A12	(389.6)
Noncontrolling interest	—	3.4	—		3.4	—		3.4

Total stockholders' equity	530.0	679.2	—		679.2	(28.8)		1,180.4

Total liabilities and stockholders' equity	$3,448.1	$3,190.5	$—		$3,190.5	$1,161.4		$7,800.0

 American Axle & Manufacturing Holdings, Inc.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Year Ended December 31, 2016

	Historical
			Effect of Reclassification		Adjusted MPG	Acquisition Adjustments		Pro Forma Condensed Combined
(in millions, except per share data)	AAM	MPG
Net sales	$3,948.0	$2,790.7	$—		$2,790.7	$(95.1)	A13	$6,643.6
Cost of goods sold	3,221.9	2,321.5	—		2,321.5	(79.1)	A14	5,464.3

Gross profit	726.1	469.2	—		469.2	(16.0)		1,179.3
Selling, general and administrative expense	319.2	242.3	(6.3)	R7	236.0	36.1	A15	591.3
Restructuring and acquisition-related costs	26.2	—	6.3	R7	6.3	(17.2)	A16	15.3

Operating income	380.7	226.9	—		226.9	(34.9)		572.7
Interest expense	(93.4)	(103.5)	—		(103.5)	(59.4)	A17	(256.3)
Investment income	2.9	—	—		—	—		2.9
Other income, net	8.8	11.9	—		11.9	—		20.7

Income before income taxes	299.0	135.3	—		135.3	(94.3)		340.0
Income tax expense	58.3	38.4	—		38.4	(33.0)	A18	63.7

Net income	$240.7	$96.9	$—		$96.9	$(61.3)		$276.3
Income attributable to noncontrolling interest	—	0.6	—		0.6	—		0.6

Net income attributable to stockholders	$240.7	$96.3	$—		$96.3	$(61.3)		$275.7

Earnings per share:
Basic	$3.08	$1.43						$2.44

Diluted	$3.06	$1.39						$2.43

Weighted average common shares
Basic	76.4	67.5				(33.0)	A19	110.9
Diluted	76.9	69.3				(34.8)	A19	111.4

 Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.     Basis of Pro Forma Presentation

        The accompanying unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of AAM and MPG and reflect pro forma adjustments for (i) reclassifications resulting from differences in AAM accounting policies and MPG accounting policies, or changes to financial statement presentation to conform the financial statements of AAM and MPG (Note 4); (ii) acquisition-related adjustments resulting from the merger; and (iii) adjustments resulting from AAM's anticipated incurrence of new indebtedness to be used, in part, to refinance certain existing indebtedness of MPG (Note 5).

        The merger is accounted for in the pro forma financial statements under Accounting Standards Codification (ASC) 805, Business Combinations ("ASC 805"), using the acquisition method of accounting with AAM as the acquiror. The acquisition method requires the acquiror to allocate the purchase price to the identifiable assets and liabilities of the acquired entity based on the acquisition-date fair values of the assets and liabilities.

        For purposes of preparing these pro forma financial statements, AAM has calculated the estimated purchase price (Note 2) and has allocated the estimated purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on preliminary estimates of their respective fair values. These estimates are based on certain assumptions related to the merger. Due to the fact that the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded for the merger may be materially different from the information included herein. These estimates are subject to change as additional information becomes available, and the final amounts will be based on the fair value of the identifiable tangible and intangible assets and liabilities of MPG as of the effective date of acquisition. Under ASC 805, transaction costs associated with the acquisition are not included as a component of the consideration transferred but are accounted for as expenses in the period incurred.

  Pro Forma Condensed Combined Balance Sheet

        The pro forma balance sheet has been prepared as if the merger occurred on December 31, 2016, which is AAM's most recent balance sheet date. The pro forma balance sheet is based on the historical balance sheets of AAM and MPG, as of December 31, 2016, which have been adjusted for certain reclassification and merger-related adjustments. The adjustments to the pro forma balance sheet give effect to events that are directly attributable to the merger and are factually supportable, and include adjustments that will have a continuing impact after the transaction, as well as those that are non-recurring or specific to the merger.

  Pro Forma Condensed Combined Statement of Income

        The pro forma statement of income has been prepared as if the merger occurred on January 1, 2016. The pro forma statement of income is based on the historical statements of income of AAM and MPG for the full year ended December 31, 2016. The pro forma statement of income has been adjusted for certain reclassification and merger-related adjustments. These adjustments give effect to events that are directly attributable to the merger, are factually supportable, and are expected to have a continuing impact on the results of operations of the combined entity after the closing of the merger.

2.     Preliminary Purchase Consideration

        The merger is accounted for using the acquisition method under ASC 805, which requires that the AAM common stock issued to effect the merger be measured at the market price of AAM common stock on the date that the merger is completed. AAM calculated the stock portion of the preliminary purchase consideration included herein using (i) $20.05 per share of AAM common stock, which represents the closing price of shares of AAM common stock on February 27, 2017; and (ii) the number of shares of MPG common stock outstanding as of December 31, 2016. The price per share of AAM common stock, as well as the number of shares of MPG common stock outstanding, could change prior to the date that the merger is completed, which may result in material differences in the consideration to be transferred, the purchase price, and the associated purchase price allocation. For example, a 10% increase or decrease in AAM's stock price on the closing date of the merger, as compared to the closing price on February 27, 2017, as used in the calculation below, would change the value of the consideration by approximately $72 million, which would result in a corresponding increase or decrease to Goodwill as calculated in Note 3 to these pro forma financial statements.

        At the date that the merger is completed, each outstanding share of MPG common stock will be cancelled and converted into the right to receive (i) $13.50 in cash consideration; and (ii) 0.5 of a share of AAM common stock. Further, each unvested MPG stock option outstanding immediately prior to the effective time of the merger will be accelerated in full and become fully vested immediately prior to the effective time of the merger and, at the effective time of the merger, all MPG stock options will be cancelled and the holders thereof will receive an amount in cash (without interest and subject to applicable withholding of taxes) equal to the product obtained by multiplying (x) the aggregate number of shares of MPG common stock that would have been issuable upon exercise of the MPG stock options immediately prior to the effective time of the merger, and (y) the cash value of the merger consideration, less the per share exercise price of the MPG stock options. For purposes of the cash payment with respect to the MPG stock options, the share component of the merger consideration is valued based on the closing price of a share of AAM common stock as of the trading day immediately preceding the closing date of the merger. If the exercise price payable upon exercise of an MPG stock option equals or exceeds the value of the merger consideration, the MPG stock option will be cancelled for no consideration.

        At the effective time of the merger, pursuant to the terms of the merger agreement, all restricted MPG common stock outstanding under an MPG equity plan will be cancelled and terminated, and each holder thereof will receive the merger consideration for each share of restricted MPG common stock. Pursuant to the terms of the merger agreement, each MPG restricted stock unit award outstanding under an MPG equity plan will become fully vested immediately prior to the effective time and, at the effective time of the merger, will be cancelled and terminated in return for an amount equal to the merger consideration multiplied by the number of shares of MPG common stock subject to the MPG restricted stock unit award.

        The preliminary purchase consideration attributable to stock-based compensation, as shown below, reflects (i) cash consideration for MPG's stock options and restricted shares that had either vested prior to the merger or had an existing change of control provision in the award agreement to allow for automatic vesting upon a change of control and (ii) the share portion of the merger consideration for MPG's restricted shares that had vested prior to the merger. The fair value of MPG's unvested stock options and restricted shares, less amounts previously recognized as compensation cost for these awards has been reflected as post-merger compensation cost and has been adjusted through retained earnings in the pro forma balance sheet (see adjustment 11 in Note 5).

        The following is a preliminary estimate of the purchase consideration to be paid by AAM in the merger:

December 31, 2016 (in millions)
Cash consideration ($13.50 × 67,628,327 shares of MPG common stock outstanding)	$913.0
Cash consideration attributable to accelerated vesting of stock-based compensation	65.7
Stock consideration attributable to accelerated vesting of stock-based compensation ($20.05 per share × 456,555 converted shares)	9.2
Value of AAM shares issued to stockholders of MPG (67,628,327 shares of MPG common stock converted to 33,814,164 shares of AAM common stock at a 0.5 conversion rate × $20.05 per share)	678.0

Total estimated consideration transferred	$1,665.9

3.     Preliminary Purchase Price Allocation

        Under the acquisition method in ASC 805, the purchase price paid in a merger is allocated to the identifiable assets and liabilities of the acquired entity based on the fair value of those assets and liabilities, with the excess purchase price over the fair value of the identifiable assets and liabilities recorded as goodwill. The following represents the allocation of the preliminary consideration to be paid by AAM in the merger based on estimated fair values of the assets and liabilities of MPG:

December 31, 2016 (in millions)
Total estimated consideration transferred	$1,665.9
Estimated fair value of MPG noncontrolling interest	3.4

Estimated MPG fair value	1,669.3
Cash	209.7
Accounts receivable	346.4
Inventories	188.6
Prepaid expenses and other	51.8
Property, plant and equipment	894.0
Deferred income tax assets	26.9
Intangible assets	1,377.5
Other assets and deferred charges	13.0

Total assets	$3,107.9

Accounts payable	245.1
Accrued compensation and benefits	56.0
Accrued expenses and other	70.7
Long-term debt	1,901.9
Deferred income tax liabilities	511.1
Postretirement benefits and other long-term liabilities	54.3

Net assets to be acquired	$268.8

Goodwill	$1,400.5

4.     Effect of Reclassification Adjustments

        AAM performed certain procedures to identify pro forma accounting adjustments to be made as a result of material differences in the significant accounting policies or financial statement presentation of AAM and MPG. These procedures included a review of MPG's significant accounting policies, including those disclosed in MPG's Current Report on Form 8-K which was filed with the SEC on March 2, 2017 and is incorporated herein by reference, as well as discussions between AAM management and MPG management regarding their significant accounting policies.

        Based on these procedures, AAM identified the following pro forma adjustments that are reflected in the "Effect of Reclassification" column of the pro forma financial statements:

Reclassification Adjustments—Unaudited pro forma condensed combined balance sheet as of:

		December 31, 2016 (in millions)
R1	To reclassify receivables for rebillable customer-owned tooling from prepaid expenses and other to accounts receivable, net	$27.6
	To reclassify value added tax (VAT) receivable from accounts receivable to prepaid expenses and other	(15.2)

	Reclassification adjustment to accounts receivable, net	$12.4

R2	To reclassify MPG's prepaid expenses and other assets line items to AAM's prepaid expenses and other to conform presentation	$64.2
	To reclassify receivables for rebillable customer-owned tooling from prepaid expenses and other to accounts receivable, net	(27.6)
	To reclassify VAT receivable from accounts receivable to prepaid expenses and other	15.2

	Reclassification adjustment to prepaid expenses and other	$51.8

R3	To reclassify MPG's prepaid expenses line item to AAM's prepaid expenses and other line item to conform presentation	$(11.5)

	To reclassify MPG's other assets line item to AAM's prepaid expenses and other line item to conform presentation	$(52.7)

R4	To reclassify MPG's short-term debt line item to AAM's current portion of long-term debt line item to conform presentation	$1.0

R5	To reclassify workers' compensation liability of MPG from accrued expenses and other to accrued compensation and benefits	$6.4

R6	To reclassify MPG's capital lease obligations, less current maturities line item to AAM's long-term debt, net line item to conform presentation	$22.7

Reclassification Adjustments—Unaudited pro forma condensed combined statement of income for the year ended:

December 31, 2016 (in millions)
R7	To reclassify MPG's expenses incurred in conjunction with the merger from selling, general and administrative expense to restructuring and acquisition-related costs	$6.3

5.     Pro Forma Acquisition Adjustments

        Pro forma adjustments related to the acquisition are reflected in the "Acquisition Adjustments" column in the pro forma financial statements and are as follows:

Acquisition Adjustments—Unaudited pro forma condensed combined balance sheet as of:

A1
The following represents the calculation of the preliminary acquisition adjustment to cash and cash equivalents:

December 31, 2016 (in millions)
Cash portion of merger consideration	$(913.0)
Cash portion of merger consideration attributable to accelerated vesting of MPG stock-based compensation	(65.7)
Cash payment to settle outstanding MPG stock options and restricted shares not previously vested	(12.1)
Payment of transaction costs	(142.8)
AAM expected borrowings under the new senior secured credit facility (Term Loans)	1,650.0
AAM anticipated issuance of new senior unsecured notes	1,200.0
MPG existing indebtedness at fair value	(1,879.1)

Adjustment to cash and cash equivalents	$(162.7)

A2
This adjustment is to eliminate the intercompany accounts receivable and accounts payable balances between AAM and MPG as of December 31, 2016.

A3
This represents the preliminary estimate of the step-up in inventory to fair value. Raw materials inventory was not adjusted as the carrying value of raw materials is assumed to represent fair value. The portion of the preliminary adjustment that relates to finished goods is based on the estimated selling price of the inventory less costs to sell the inventory and a reasonable profit margin on the sale. The portion of the preliminary adjustment associated with work-in-progress inventory includes estimated costs to complete the inventory and also includes a reasonable profit margin. AAM has not adjusted cost of goods sold within the pro forma statement of income to reflect this preliminary estimated step-up in inventory value as this is not expected to have a continuing impact on AAM's financial statements subsequent to the acquisition.

A4
The following represents the preliminary estimated fair value of property, plant and equipment ("PP&E"), as well the estimated remaining useful lives of the various categories of PP&E. The table also calculates the adjustment to depreciation expense for the year ended December 31, 2016, based on the fair value adjustment to PP&E and the estimated remaining useful lives.

(in millions)	Preliminary Estimate of Fair Value	Estimated Remaining Useful Life in Years	Depreciation Expense— Year Ended December 31, 2016
Land	$28.8	Indefinite	$—
Buildings and building improvements	68.3	15	4.5
Machinery and equipment	796.9	5	159.4

Total	$894.0		$163.9
Less: MPG historical property, plant and equipment, net and depreciation expense	(831.6)		(151.3)

Acquisition adjustment	$62.4		$12.6

  Depreciation expense has been calculated using the straight-line method of depreciation. With other assumptions held constant, a 10% increase in the fair value adjustment to PP&E upon consummation of the merger would increase annual pro forma depreciation expense by approximately $1.1 million.

A5
The adjustment to goodwill represents the elimination of MPG's historical goodwill amount and the preliminary estimate of goodwill to be recognized as a result of AAM's acquisition of MPG, as calculated in Note 3 to these pro forma financial statements:

December 31, 2016 (in millions)
Preliminary estimate of goodwill to be recognized as a result of AAM's acquisition of MPG	$1,400.5
Less: MPG's historical goodwill amount	(907.7)

Adjustment to goodwill	$492.8

A6
The following represents the preliminary estimated fair value of amortizable intangible assets, as well as the estimated remaining useful lives of the various categories of intangible assets expected to be recognized as a result of the merger. The table also calculates the adjustment to amortization expense for the year ended December 31, 2016, based on the elimination of MPG's historical intangible asset balances and associated amortization and the recognition of the intangible assets and associated amortization expense resulting from the merger.

(in millions)	Preliminary Estimate of Fair Value	Estimated Remaining Useful Life in Years	Amortization Expense— Year Ended December 31, 2016
Customer platforms	$700.0	12	$58.3
Customer relationships	500.0	15	33.4
Patented and unpatented technology	175.0	10	17.5
Licensing agreements	2.5	6	0.4

Total	$1,377.5		$109.6
Less: MPG historical amortizable intangible assets and amortization expense	(639.1)		(70.1)

Acquisition adjustment	$738.4		$39.5

  Amortization expense has been calculated using the straight-line method of amortization. With other assumptions held constant, a 10% increase in the amount attributable to amortizable intangible assets upon consummation of the merger would increase annual pro forma amortization expense by approximately $11.0 million.

A7
AAM expects to enter into a senior secured credit facility agreement, which will provide up to $1.65 billion in term loans, and further intends to issue up to $1.2 billion in new senior unsecured notes to fund the cash consideration payable in connection with the merger, related fees and expenses, and refinance certain existing indebtedness of MPG. The merger adjustment to long-term debt, net was calculated as follows:

December 31, 2016 (in millions)
AAM expected borrowings under the new senior secured credit facility (Term Loans)	$1,650.0
AAM anticipated issuance of new senior unsecured notes	1,200.0
AAM estimated debt issuance costs on new senior secured credit facility and senior unsecured notes	(90.0)
Fair value adjustment to MPG's existing indebtedness	55.8
Long-term portion of MPG existing indebtedness at fair value	(1,864.9)

Adjustment to Long-term debt, net	$950.9

Current portion of MPG existing indebtedness at fair value	$(14.2)

  Refer to adjustment A17 for discussion related to interest expense and interest rates under the new senior secured credit facility and senior unsecured notes.

A8
The following table represents the estimated impact to deferred income tax assets and liabilities as a result of the merger and the associated acquisition accounting under ASC 805, which have been calculated using the statutory tax rate in the United States of 35%:

	Fair Value Adjustment	Impact to Deferred Income Taxes
	(in millions)
Deferred Tax Assets
Impact of accelerating the vesting of all MPG stock options and restricted shares	$—	$6.2
Adjustment to long-term debt, net	55.8	19.5

Total impact of acquisition on deferred income tax assets		$25.7

Deferred Tax Liabilities
Adjustment to inventories	$20.2	$7.1
Adjustment to PP&E	62.4	21.9
Adjustment to amortizable intangible assets	738.4	258.4

Total impact of acquisition on deferred income tax liabilities		$287.4

A9
The acquisition adjustment to common stock, par value represents the impact of converting approximately 67.6 million shares of MPG common stock outstanding to approximately 33.8 million shares of AAM common stock at the exchange ratio of 0.5 of a share of AAM common stock (with each share of AAM common stock having a par value of $0.01 per share) per share of MPG common stock, as well as eliminating MPG's historical value for common stock. The adjustment was calculated as follows:

December 31, 2016 (in millions)
Common stock, par value from the merger	$0.3
Less: MPG's historical common stock value	(0.1)

Adjustment to common stock, par value	$0.2

A10
The acquisition adjustment to paid-in capital represents the impact of converting the shares of MPG common stock outstanding to shares of AAM common stock using the exchange ratio, as outlined in adjustment A9, and multiplying the converted number of shares by AAM's closing stock price on February 27, 2017, less the $0.01 par value of the shares. The adjustment also includes the impact of accelerating the vesting of all MPG restricted shares and the elimination of MPG's historical value for paid-in capital. The following represents the calculation:

December 31, 2016 (in millions)
Paid-in capital	$677.7
Impact of share portion of merger consideration associated with acceleration of MPG restricted shares	14.8
Less: MPG's historical paid-in capital value	(880.7)

Adjustment to paid-in capital	$(188.2)

A11
Retained earnings (deficit) has been adjusted to reflect the impact of certain one-time or non-recurring items that are specific to the merger and cannot be reflected in the pro forma statement of income because they will not have a continuing impact on the combined entity after the acquisition is consummated. Further, retained earnings (deficit) has been adjusted to eliminate MPG's historical accumulated deficit. The calculation of the adjustment to retained earnings (deficit) is as follows:

December 31, 2016 (in millions)
Impact of accelerating the vesting of MPG stock options and restricted shares	$(17.7)
Deferred tax asset associated with accelerating the vesting of MPG stock options and restricted shares (see adjustment A8)	6.2
Transaction costs (excluding debt issuance costs in adjustment A7)	(52.8)
Tax benefit of transaction costs	18.5
Elimination of MPG historical accumulated deficit balance	92.0

Adjustment to retained earnings (deficit)	$46.2

  The tax benefit of $18.5 million associated with the transaction costs is reflected in the pro forma balance sheet as a reduction of income tax payable in accrued expenses and other. These costs are not reflected in the pro forma statement of income as they are non-recurring in nature and will not have a continuing impact on the combined entity subsequent to the closing of the merger.

A12
These adjustments represent the elimination of MPG's historical values for treasury stock, at cost and accumulated other comprehensive loss.

Acquisition Adjustments—Unaudited pro forma condensed combined statement of income for the period ended:

		Year Ended December 31, 2016 (in millions)
A13	Adjustment to net sales to eliminate MPG sales to AAM	$95.1

A14	To eliminate the cost of goods sold associated with MPG's sales to AAM	$(95.1)
	To adjust depreciation expense as calculated in adjustment A4	12.0
	To adjust amortization expense as calculated in adjustment A6	4.0

	Adjustment to cost of goods sold	$(79.1)

A15	To adjust depreciation expense as calculated in adjustment A4	$0.6
	To adjust amortization expense as calculated in adjustment A6	35.5

	Adjustment to selling, general and administrative expense	$36.1

A16	To eliminate the effect of one-time merger-related charges that will not have an impact on the combined entity after the merger	$(17.2)

A17
As noted in adjustment A7, AAM expects to incur new debt as a result of the merger that will be used, in part, to fund the cash consideration payable in connection with the merger, related fees and expenses, and refinance certain existing indebtedness of MPG. AAM is expected to incur $2.85 billion of additional debt, with maturities ranging from five to 10 years and an expected weighted average interest rate of 5.8%, including the amortization of financing fees. The following calculation represents the preliminary estimate of the impact on interest expense as a result of the new borrowings and refinancing of certain existing long-term indebtedness of MPG:

Year Ended December 31, 2016 (in millions)
Estimated interest expense on new senior secured credit facility (Term Loans) and new senior unsecured notes	$149.5
Amortization of debt issuance costs and other fees	13.4
Elimination of MPG historical interest expense	(103.5)

Adjustment to Interest expense	$59.4

  AAM expects to incur approximately $90.0 million in debt issuance costs associated with the new borrowings, which has been recorded as a reduction of long-term debt, net on the pro forma balance sheet and will be amortized into interest expense over the life of the borrowings. The impact of a 1/8% (12.5 basis points) change in the interest rate would result in a change of approximately $3.6 million in interest expense on an annual basis.

Year Ended December 31, 2016 (in millions)
A18	To adjust income tax expense at the statutory rate of 35% in the United States	$(33.0)

A19
The following table represents the estimated pro forma adjustments to shares outstanding for the purposes of calculating basic and diluted earnings per share:

	Year Ended December 31, 2016
	Basic	Diluted
	(in millions of shares)
Shares of AAM common stock to be issued to stockholders of MPG, including MPG restricted shares to be accelerated and converted	34.5	34.5
Elimination of all outstanding shares of MPG common stock	(67.5)	(69.3)

Pro forma adjustment to shares outstanding	(33.0)	(34.8)

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  Exhibit 99.4
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
American Axle & Manufacturing Holdings, Inc. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET As of December 31, 2016
American Axle & Manufacturing Holdings, Inc. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME Year Ended December 31, 2016
Notes to Unaudited Pro Forma Condensed Combined Financial Statements